November 4, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attention:             Christine Westbrook

Mary Beth Breslin

Re:         Gemphire Therapeutics Inc.

Registration Statement on Form S-4

File No. 333-233588

Acceleration Request

Requested Date:                                                      November 6, 2019

Requested Time:                                                  9:00 A.M. Eastern Time

Dear Ms. Westbrook:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Gemphire Therapeutics Inc. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-4 (File No. 333-233588) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon as practicable thereafter, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. The Company hereby authorizes each of Meredith Ervine and Emily Johns of Honigman LLP, counsel to the Company, to make such request on its behalf.

Please confirm the effectiveness of the Registration Statement with Meredith Ervine of Honigman LLP by telephone at (616) 649-1942 or, in her absence, Emily Johns of Honigman LLP by telephone at (616) 649-1908.

[Signature page follows]

****

Sincerely,

GEMPHIRE THERAPEUTICS INC.

/s/ Steven Gullans
Steven Gullans
President and Chief Executive Officer

cc:                                Phillip D. Torrence, Honigman LLP

Meredith Ervine, Honigman LLP